VIA EDGAR

March 25, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DRS Technologies, Inc.
Form 10-K for the year ended March 31, 2007 - Filed May 30, 2007
Form 10-Q for the quarterly period ended September 30, 2007 - Filed November 9, 2007
File No. 001-08533

Dear Mr. Humphrey:

                                                We hereby electronically transmit our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of March 13, 2008 (the “Comment Letter”).  For your convenience, we reproduced each of the Staff’s comments in this letter using bold text and numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended March 31, 2007

MD&A

Results of Operations, page 42

1.              We note your response to our comment 2. You state that operating income is a significant performance measure that you have a responsibility to address. We do not object to a discussion and analysis of operating income, but we do not believe your disclosure of operating expenses, as presented only in the context of operating income, provides investors with an adequate understanding of your results of operations. You state that your financial reporting system is focused on revenue and operating income metrics from the income statement and that your accounting/reporting process is not structured to report individual elements of costs of revenues. However, it would appear that a detailed understanding of significant components of costs of revenues would be a prerequisite to a proper discussion and analysis of significant factors affecting reported results of operations. To the extent you believe your financial reporting system constrains your ability to obtain and analyze operating expense information, please tell us how you were able to comply with the requirements of Item 303 of Regulation S-K to describe significant components of expenses necessary to understand results of operations. In the alternative, please revise future filings to supplement your discussion and analysis of results of operations with a discussion of operating expenses, as appropriate.

We will revise our future filings to supplement our discussion and analysis of our consolidated results of operations with a discussion of the significant components of costs and expenses, as appropriate.

Form 10-Q for the quarterly period ended September 30, 2007

Note 5-Inventories, page 10

2.              We note your response to our prior comment 8, a portion of which was provided on a confidential basis. Based on the chronology of events occurring before the issuance of your financial statements on May 30, 2007, it appears you were aware by that date that significant additional costs related to the redesign of TWS II would be incurred beyond the $3.5 million recognized as of the balance sheet date. In addition, these costs related to conditions, such as the March 2007 production stop and prior events, which existed prior to the March 31, 2007 date of the financial statements. Therefore it appears that information available prior to the issuance of the financial statements indicated that it was probable that a loss had been incurred on the TWS II contract at the date of the financial statements. However, you neither accrued nor disclosed such additional costs in your March 31, 2007 financial statements. While you may not have been able to reasonably estimate a single amount of expected additional costs at the date of the issuance of your financial statements, this does not preclude accrual of some amount of reasonably estimated cost. Paragraphs 2 and 3 of FIN 14 require accrual of the best estimate of loss within a range of estimated losses, or when no amount within the range is a better estimate than any other amount, the minimum amount in the range. Therefore, it appears that you should have accrued for at least some portion of the reasonably expected additional costs. We believe you should rigorously reassess the timing of your accounting for this matter and advise, as appropriate.

At the time the 10-K was filed on May 30, 2007, we were not aware of a significant write off relating to the TWS II program. Management was aware of the risks associated with the redesign effort; however, management did not believe the additional costs associated with the revisions to the TWS II estimate at completion (EAC) would be material to the March 31, 2007 consolidated financial statements when they were filed on May 30, 2007. Management’s belief was supported by the following:

Each month, the DRS Corporate management team holds individual formal review meetings with each of the four segments (Monthly Review). The Monthly Review is attended by me, the CEO, COO, several other corporate employees, and the  segment president and segment CFO for each respective segment.  The standard agenda for the Monthly Reviews is to discuss:

•                  Accomplishments and disappointments subsequent to the prior month’s review

•                  Issues and concerns

•                  Current quarter and full-year forecast for revenues, bookings, operating income and free cash flow

•                  Items requiring approval in the next 90 days

•                  Legal issues, contracts and other items of interest

Additionally, each of the segment presidents issues a weekly report to the CEO with copies to the COO, me and others. The report addresses all events that transpired during the week, including operational issues, personnel issues and key wins or losses.

In addition to the above, the COO conducted weekly meetings with the TWS Response Team, receiving updates on all related activities and issues.

Based on the April 18th and May 22nd 2007 Monthly Reviews, the weekly segment reports to the CEO and the weekly Response Team meetings held with the COO, there was no information to indicate that we would incur significant additional costs relating to the redesign at the time we filed our Form 10-K on May 30, 2007. Additionally, at the DRS Board of Directors meeting held on May 10, 2007 both the DRS COO and the RSTA segment president (RSTA is the segment responsible for the TWS II program) made presentations to the Board. Both presentations addressed problems related to the TWS program, but neither indicated that a significant adjustment was expected.   That is, the estimated loss of $3.5 million recorded in the March 31, 2007 consolidated financial statements continued to represent the best point estimate of our estimated loss under this contract pursuant to FIN 14.

The initial design and subsequent redesign of the TWS II is a reflection of the U.S. Army’s stringent operational and performance requirements. The TWS II is a lightweight, small packaged, tightly-toleranced weapon sight required to operate day and night over extreme conditions, including the harsh environment of weapons fire shock, temperature ranges of -40F to 149F, and in battlefield obscurants such as sand, dust, smoke, fog, and rain.  The weapon sight must perform to all specifications in these environments while maintaining its sight on intended targets over long ranges (and operate on the battle field for 1,000 hours without the need for major repair). The highly complex nature of the system had a significant impact on each iterative step of the production restart process; from root cause identification, mock-up testing and through confidence unit build and testing.

As highlighted in the timeline provide in our February 27, 2008 response, once the root cause analysis identified the likely reasons for the failures, design concepts were translated into preliminary redesign drawings. Following the release of the preliminary redesign, two critical iterative phases were required before the program could return to production.

1.               Mock-Up Testing / Mid-May 2007 — Mid-June 2007

During the period from the release of preliminary redesign to mid-June, DRS conducted several proof-of-concept builds and tests on different configurations of “mock-up units.” The mock-up units are prototypes of potential design changes and are tested under Group C (Group C testing is discussed in our 2/27/08 response) and factory testing conditions to validate whether a particular design concept is on the path to correct a Group C issue. At the conclusion of mock-up testing in mid-June 2007, DRS released a revised TWS II redesign for the build and testing of an initial first article lot of weapon sights, labeled as “confidence units.” These units were tested by DRS and the government.

2.               Confidence Unit Build and Testing / Mid-June 2007 — September 2007

Confidence unit build/testing began in late June 2007 and continued through September 2007. Confidence units represent the first lot of production-ready hardware. Up to this point, only mock-up units had been built and tested. Upon successful completion of confidence unit build and test, a qualification lot of hardware was to be built and tested. Successful confidence testing would result in customer approval to restart production. Concurrent with confidence testing, DRS began to procure production material in anticipation of successful completion of confidence testing and customer concurrence to restart production.

Given the complex nature of the TWS II system, the mid-June completion of mock-up testing and subsequent start of confidence build/test became the trigger for us to develop a reliable EAC. Any “mission-type” or operational failures during mock-up testing could have required changes to the redesign. Upon completion of the mock-up testing and commencement of confidence testing/build, management believed that it had reached the point that the critical EAC inputs were reliable and measurable. At that time, the company began the same formalized EAC preparation process that it employs on hundreds of its other contracts every quarter. DRS’s process for preparing reliable EACs for its contracts is formalized, time consuming and requires the input and sign-off of numerous individuals and departments. Our process and related controls require estimates to be based on reliable data and subject to the appropriate level of review. Some of the critical EAC inputs that were either unknown or unreliable at May 30, 2007 are as follows:

•                  Revised Bill of material had not been completed

•                  Vendor quotes for production quantities; quotes were received through mid June.

•                  Physical inventory count to identify and quantify the value of WIP and other TWS II raw material that might potentially be used on other contracts or to be used to build reduced specification weapon sites for sale to other customers.

•                  Labor estimates for the impact of the design changes

Management believes that without the inputs identified above and the results of the mock-up and confidence testing previously described, an EAC with a reasonable estimate or range of estimates could not be prepared in accordance with FIN 14 as of May 30, 2007.

* * * * * * * * * * *

As requested in your Comment Letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (973) 898-6021 should you require further information or have any questions.

Very truly yours,

/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President, Chief Financial Officer
DRS Technologies, Inc.